PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock (i) immediately following the consummation of the Transactions, as described in ''Our Organizational Structure'' and (ii) as adjusted to give effect to this offering, for:

- each person known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class C common stock;
- each of our directors;
- each of our named executive officers; and
- all of our executive officers and directors as a group.

As described in ''Our Organizational Structure'' and ''Certain Relationships and Related Party Transactions,'' each common unit (other than common units held by us) is redeemable from time to time at each of their options for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' In connection with this offering, we will issue to each Continuing Equity Owner (other than the Former Profit Unit Holders) for nominal consideration one share of Class B common stock for each common unit of CWGS, LLC it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of common units of CWGS, LLC each such Continuing Equity Owner (other than the Former Profit Unit Holders) will own immediately after this offering. In addition, in connection with this offering, we will issue to ML RV Group for nominal consideration one share of Class C common stock. Although the number of shares of Class A common stock being offered hereby to the public and the total number of CWGS, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $23.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See ''The Offering.''

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of Beneficial Owner	Class A Common Stock Beneficially Owned[1]						Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned						Combined Voting Power[2]	
	After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)	After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%		
5% Stockholders:																				
CWGS Holding, LLC[3]	36,056,540	83.6%	36,056,540	66.8%	36,056,540	64.8%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	—	—	—	—	—	—	47.0%	47.0%
ML RV Group, LLC	—	—	—	—	—	—	—	—	—	—	—	—	1	100%	1	100%	1	100%	5.0%	5.0%
Crestview Partners II GP, L.P.[4]	32,997,945	100%	32,997,945	64.8%	32,997,945	62.8%	25,936,883	41.8%	25,936,883	41.8%	25,936,883	41.8%	—	—	—	—	—	—	36.1%	34.8%
Named Executive Officers and Directors:																				
Marcus A. Lemonis[5]	36,056,540	83.6%	36,056,540	66.8%	36,056,540	64.8%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	1	100%	1	100%	1	100%	52.0%	52.0%
Thomas F. Wolfe[6]	278,149	3.8%	278,149	1.5%	278,149	1.4%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brent L. Moody[6]	549,880	7.2%	549,880	3.0%	549,880	2.7%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Roger Nuttall[6]	427,922	5.7%	427,922	2.3%	427,922	2.1%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mark J. Boggess[6]	149,773	2.1	149,773	*	149,773	*	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Adams[6]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Andris A. Baltins[6]	320,941	4.3%	320,941	1.8%	320,941	1.6%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brian P. Cassidy[6]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jeffrey A. Marcus[6]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
K. Dillon Schickli[6]	85,584	1.2%	85,584	*	85,584	*	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 individuals)	37,868,789	84.3%	37,868,789	67.9%	37,868,789	65.9%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	1	100%	1	100%	1	100%	52.0%	52.0%

* Represents beneficial ownership of less than 1%.

(1) Each common unit (other than common units held by us) is redeemable from time to time at each holder's option for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' In these tables, beneficial ownership of common units has been reflected as beneficial ownership of shares of our Class A common stock for which such common units may be exchanged. When a common unit is exchanged by a Continuing Equity Owner who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.

(2) Represents the percentage of voting power of our Class A common stock, Class B common stock and Class C common stock voting as a single class. Each share of Class A common stock and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors; provided that, for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS, LLC, the shares of our Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally. In addition, the one share of our Class C common stock entitles its holder, ML RV Group, to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to our stockholders generally for as long as there is no Class C Change of Control. For the definition of ''Class C Change of Control,'' please see ''Description of Capital Stock.'' The Class A common stock, Class B common stock and Class C common stock will vote as a single class on all matters except as required by law or the certificate.

(3) All shares of Class A common stock shown as beneficially owned by CWGS Holding, LLC represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis. CWGS Holding, LLC is a wholly owned subsidiary of ML Acquisition Company, LLC. Marcus Lemonis, as the sole director of ML Acquisition Company, LLC, has sole voting and dispositive power with respect to these shares and therefore may be deemed to be the beneficial owner, as determined under rules issued by the SEC, of shares held by CWGS Holding, LLC.

(4) Crestview Partners II GP, L.P. may be deemed to be the beneficial owner of (i) 7,061,062 shares of Class A common stock owned directly by CVRV Acquisition II LLC and (ii) 25,936,883 common units of CWGS, LLC and 25,936,883 shares of Class B common stock, in each case as determined under rules issued by the SEC, with such common units and shares of Class B common stock owned directly by CVRV Acquisition LLC. Crestview Partners II, L.P. and Crestview Partners II (FF), L.P. are members of CVRV Acquisition LLC, and Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. are members of CVRV Acquisition II LLC. Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (FF), L.P., Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. (collectively, the ''Crestview Funds''). Crestview Partners II GP, L.P. and the Crestview Funds may be deemed to be beneficial owners of the units and shares owned directly by CVRV Acquisition LLC and CVRV Acquisition II LLC. Crestview Partners II GP, L.P. has voting and investment control over such units and shares. Decisions by Crestview Partners II GP, L.P. to vote or dispose of such units or shares require the approval of a majority of the ten members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Quentin Chu, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such units or shares. Each of the foregoing individuals disclaims beneficial ownership of all such units and shares. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(5) Marcus Lemonis, as the sole director of ML Acquisition Company, LLC, may be deemed to be the beneficial owner, as determined under rules issued by the SEC, of (i) 36,056,540 shares of Class A common stock shown as held by CWGS Holding, LLC, a wholly owned subsidiary of ML Acquisition Company, LLC, which represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis and (ii) 36,056,540 shares of Class B common stock held by CWGS Holding, LLC. Mr. Lemonis, as sole member, Chairman and Chief Executive Officer of ML RV Group, LLC, may also be deemed to be the beneficial owner, as determined under rules issued by the SEC, of one share of Class C common stock held by ML RV Group, LLC.

(6) All shares of Class A common stock shown as beneficially owned by such individual represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis.